UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell Plc Third Quarter 2015 Euro and GBP Equivalent Dividend Payments

THE HAGUE, The Netherlands, December 4, 2015/PRNewswire-FirstCall/ —

The Board of Royal Dutch Shell plc (“RDS”) (NYSE: RDS.A) (NYSE: RDS.B) today announced the pounds sterling and euro equivalent dividend payments in respect of the third quarter 2015 interim dividend, which was announced on October 29, 2015 at US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”).

Dividends on A Shares will be paid, by default, in euro at the rate of EUR0.4299 per A Share. Holders of A Shares who have validly submitted pounds sterling currency elections by November 27, 2015 will be entitled to a dividend of 31.07p per A Share.

Dividends on B Shares will be paid, by default, in pounds sterling at the rate of 31.07p per B Share. Holders of B Shares who have validly submitted euro currency elections by November 27, 2015 will be entitled to a dividend of EUR0.4299 per B Share.

This dividend will be payable on December 18, 2015 to those members whose names were on the Register of Members on November 13, 2015.

Taxation cash dividends

Dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A Share dividends may also be entitled to a non-payable dividend tax credit in the United Kingdom.

Shareholders resident in the United Kingdom, receiving dividends on B Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the third quarter 2015 interim dividend of US$0.47 (31.07 or EUR0.4299) is US$0.05 (3.45p or EUR0. 0478) per ordinary share and the dividend and tax credit together amount to US$0.52 (34.52p or EUR0. 4777).

CAUTIONARY NOTE:

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this release, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2014 (available at http://www.shell.com/investor and http://www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, December 4, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

We may have used certain terms, such as resources, in this release that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov.

Royal Dutch Shell plc

ENQUIRIES:

Investor Relations:

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North America +1-832-337-2034

Media:

International +44-(0)207-934-5550

Americas +1-713-241-4544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	M.C.M Brandjes
	Title:	Company Secretary

Date: December 7, 2015